UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42457

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OneConstruction Group Limited

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Unit 11, 5/F

Tower 1, Harbour Centre

1 Hok Cheung Street

Hunghum, Kowloon

Hong Kong

+852 2123 8400

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

In connection with the 2025 Annual General Meeting of Shareholders of OneConstruction Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1

Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders of the Company, dated November 26, 2025, to be mailed to the shareholders of the Company in connection with the 2025 Annual General Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2025 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2025

OneConstruction Group Limited
By:	/s/ Ka Chun Gordon Li
Name:	Ka Chun Gordon Li
Title:	General Manager

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